ORIGINAL

02044163

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 20 2002
WASH, D.C. 154

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For: June 19, 2002

ENCANA CORPORATION
(Translation of registrant's name into English)

PROCESSED
SEP 17 2002
THOMSON
FINANCIAL

1800 855 - 2nd Street S.W.

Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ______ Form 40-F: ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956 and No. 333-85598.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION
(Registrant)

By: [signature]

Name: Trudy M. Curran
Title: Assistant Corporate Secretary

Date: June 19, 2002

Form 6-K Exhibit Index

Exhibit No.

1. News Release dated June 19, 2002 referenced as:

"EnCana Moves to Development Planning after Successful Appraisal Drilling of Buzzard Discovery".

EnCana news release

EnCana moves to development planning after successful appraisal drilling of Buzzard discovery

Gulf of Mexico update: Operator of Tahiti discovery estimates recoverable oil

CALGARY, Alberta (June 19, 2002) – EnCana Corporation and its partners in the U.K. North Sea Buzzard light oil discovery are moving to development planning following their successful appraisal program.

"We are extremely pleased with the successful appraisal program. Each step in our Buzzard evaluation drives new momentum into our development plans for this exciting discovery and strengthens our plans to build a growth platform in the North Sea," said Gerry Macey, President of EnCana's Offshore & New Ventures Exploration division.

In the Gulf of Mexico, ChevronTexaco, operator of the Tahiti deepwater discovery, today in a news release estimated that Tahiti holds 400 million to 500 million barrels of recoverable oil. EnCana owns a 25 percent interest in Tahiti.

"Tahiti has delivered very encouraging results. This is a promising step in further establishing EnCana's growth platform in the Gulf of Mexico," Macey said.

In the U.K North Sea, EnCana and its partners recently completed drilling three appraisal wells, 20/1-3, 20/1-4 and 20/6-6. Two of the wells – 20/1-3 and 20/6-6 – encountered oil-bearing sands and confirmed the nature and extent of the Buzzard field. Well 20/1-4, an additional well to the original program, established a significant oil-bearing reservoir section within block 20/1 of Licence P928 (South). EnCana has now drilled eight appraisal wells and sidetracks into the Buzzard structure since its discovery in June 2001.

Information gained from this appraisal campaign has expanded the operator's current estimate of oil-in-place to between 800 million and 1.1 billion barrels. Further study and analysis of the appraisal data is ongoing which will more accurately establish total oil-in-place and potential recoverable reserve figures, as well as commencing unitisation of the field between P986 and P928 (South). A program to evaluate nearby exploration and satellite development potential is also underway.

EnCana and its partners have now commenced acquisition of a 3D development seismic survey over the field area. Field development work is underway on several fronts.

"In August we expect to award a contract for Concept Definition and Project Specification (CDPS) and, subject to further consultation with stakeholders, submit a Field Development Plan for approval to the U.K. Department of Trade and Industry in late 2002," commented Alan Booth, Managing Director of EnCana (U.K.) Limited in London. "EnCana's current target date for first production is 2005," he added.

The Buzzard discovery well, 20/6-3, was drilled on EnCana operated Licence P986 in the summer of 2001 and is located 100 kilometres northeast of Aberdeen. EnCana and its partners were awarded Licence P986 in the U.K. 18th Licensing Round in late 1998.

-more-

Interest owners in Licence P986 are EnCana (Operator) 45.01 percent; Intrepid Energy North Sea Ltd., 30.00 percent; BG Group, 19.99 percent; and Edinburgh Oil & Gas PLC, 5.00 percent. Interest holders in Licence P928 (South) are EnCana (Operator), 35.29 percent; Intrepid Energy North Sea Ltd., 29.41 percent; BG Group, 29.41 percent; and Edinburgh Oil & Gas PLC, 5.88 percent. Locator maps of the Buzzard and Tahiti discoveries are posted on EnCana's Web site: www.encana.com.

EnCana is the largest North American based independent oil and gas company, with an enterprise value of approximately C$30 billion. It is North America's largest independent natural gas producer and gas storage operator. Ninety percent of the company's assets are in four key North American growth platforms: Western Canada, offshore Canada's East Coast, the U.S. Rocky Mountains and the Gulf of Mexico. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada's emerging offshore East Coast basins. In the U.S., EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deepwater Gulf of Mexico. The company has two key high-potential international growth platforms: Ecuador, where EnCana is the largest private sector oil producer, and the U.K. central North Sea, where EnCana is the operator of a very large oil discovery. The company also conducts high upside potential new venture exploration in other parts of the world. EnCana is driven to be the industry's best-in-class benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Advisory

This news release contains forward-looking statements within the meaning of the United States *Private Securities Litigation Reform Act of 1995*. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the estimated oil reserves at Buzzard and Tahiti; the ability to recover the potential oil reserves; the future development of the Buzzard oil discovery; and the anticipated date that the Buzzard discovery is expected to start producing.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this document include, but are not limited to: general economic, business and market conditions; volatility of oil, natural gas and liquids prices; fluctuations in currency and interest rates, product supply and demand; competition; risks inherent in foreign operations, including political and economic risk; imprecision of reserve estimates; the ability to replace or expand reserves; the ability to either generate sufficient cash flow to meet current and future obligations or to obtain external debt or equity financing; the ability to enter into or renew leases; the timing and costs of pipeline and gas storage facility construction and expansion; the ability to make capital investments and the amounts thereof; imprecision in estimating future production capacity, and the timing, costs and levels of production and drilling; the results of exploration, development and drilling; the ability to secure adequate product transportation; changes in regulations; uncertainty in amounts and timing of royalty payments; imprecision in estimating product sales; and such other risks and uncertainties described from time to time in reports and filings with securities regulatory authorities by EnCana and its indirect wholly-owned subsidiary, Alberta Energy Company Ltd. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

FOR FURTHER INFORMATION:

EnCana Corporate Development

Investor contact:

Sheila McIntosh
Senior Vice-President, Investor Relations
(403) 290-2194

Greg Kist
Manager, Investor Relations
(403) 266-8495

Media contact:

Alan Boras
Manager, Media Relations
(403) 266-8300

EnCana (U.K.) Limited, London

Alan Booth, Managing Director
01895 274 803